                                                              EXHIBIT (a)(1)(A)


                              CLAYTON HOMES, INC.

                           OFFER TO PURCHASE OPTIONS
-------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
            5:00 P.M., EASTERN DAYLIGHT TIME, ON ____________, 2003
                          UNLESS THE OFFER IS EXTENDED
-------------------------------------------------------------------------------

         In connection with the Agreement and Plan of Merger, dated as of April 1, 2003, by and among Clayton Homes, Inc., Berkshire Hathaway Inc. and B Merger Sub Inc., a wholly owned subsidiary of Berkshire Hathaway, Clayton Homes is offering to purchase for cancellation certain outstanding options to purchase shares of our common stock, $.10 par value per share, in exchange for a cash payment, as described below. The offer is limited to outstanding vested and unvested options granted under our 1991 Employee Stock Incentive Plan, 1994 Directors' Equity Plan and 1997 Employee Stock Incentive Plan and outstanding vested options granted under our 1996 Outside Directors Equity Plan ("eligible options").

         We are making this offer to purchase eligible options upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Election to Tender Eligible Options form, which together, as they may be amended or supplemented from time to time, constitute the "offer." The offer is voluntary, and you may choose to keep your eligible options on their current terms. IF YOU CHOOSE TO PARTICIPATE IN THE OFFER, HOWEVER, YOU MUST TENDER ALL OF YOUR ELIGIBLE OPTIONS. WE WILL NOT ACCEPT A PARTIAL TENDER OF YOUR ELIGIBLE OPTIONS.

         All eligible options tendered and accepted by us pursuant to the offer will be purchased and cancelled. The amount of the cash payment you will receive in exchange for the eligible options that you elect to tender that are purchased and cancelled by us will be determined as set forth in the table below (which will be reduced by tax withholding) on a per option basis:


                                                                    NUMBER OF                CASH PAYMENT
     GRANT DATE                     EXERCISE PRICE              ELIGIBLE OPTIONS         PER ELIGIBLE OPTION(1)            TOTAL
    ------------                  =================            =================        ========================       ============

     11/10/93 (vested)                 $  7.22                       108,000                $  5.28                    $ 570,240.00
     11/10/93 (unvested)                  7.22                         3,050                   3.70263                    11,293.02
      1/03/94                             7.22                        20,366                   5.28                      107,532.48
      2/09/94                             7.22                        17,471                   5.28                       92,246.88
     11/09/94 (vested)                    7.22                       245,072                   5.28                    1,293,980.16
     11/09/94 (unvested)                  7.22                         8,540                   4.20870                    35,942.30
      7/01/94                             7.53                        12,200                   3.72318                    45,422.80
      7/01/93                             7.54                        12,200                   4.96                       60,512.00
      7/02/97                             8.19                       170,283                   4.77769                   813,559.39
     12/08/93                             8.27                         5,953                   4.23                       25,181.19
      5/11/94                             8.29                         5,490                   4.21                       23,112.90
      7/03/00                             8.38                        87,700                   5.36541                   470,546.46
      7/03/95                             8.51                       139,568                   3.82586                   533,967.63
     11/01/00                             9.31                       566,675                   4.14480                 2,348,754.54
     10/27/99                             9.38                       456,100                   3.63089                 1,656,048.93
     11/14/96 (vested)                   10.32                       243,103                   2.18                      529,964.54
     11/14/96 (unvested)                 10.32                        14,058                   1.76681                    24,837.81
     10/30/02                            11.19                       778,750                   4.20703                 3,276,244.61
      7/01/97                            11.50                        31,250                   3.6677l                   114,615.94
      7/01/99                            11.88                        68,300                   4.15245                   283,612.34
     11/12/98                            11.90                       738,055                   2.10245                 1,551,723.73
     11/12/97                            12.60                       382,501                   0.83540                   319,541.34
      7/01/96                            12.80                        22,649                   2.86583                    64,908.18
     10/30/01                            13.55                       923,050                   3.30030                 3,046,341.91
     11/08/95                            13.70                       295,334                   2.28863                   675,910.26
      1/01/99                            13.81                       280,000                   1.64012                   459,233.60
      7/01/02                            15.28                       134,500                   4.03075                   542,135.88
      7/02/01                            15.65                        90,500                   3.49858                   316,621.49
      7/01/98                            15.75                        67,750                   3.03030                   205,302.83
               TOTAL                                               5,928,468                                         $19,499,315.14


-------------------
(1) We will round to the nearest whole cent when making the cash payments.

         Subject to the terms and conditions of the offer, we will pay you the cash payment for tendered eligible options promptly upon the closing of the offer, when we purchase and cancel eligible options accepted in the offer. The aggregate cash payment that you receive will represent taxable income to you, subject to tax withholdings as explained in this Offer to Purchase.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 949 OPTION HOLDERS HAVING EXERCISED OR VALIDLY TENDERED AND NOT WITHDRAWN BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON _____________, 2003, ALL OF THEIR ELIGIBLE OPTIONS AND (2) THE SUM OF (A) VALIDLY TENDERED AND NOT WITHDRAWN ELIGIBLE OPTIONS PLUS (B) EXERCISED ELIGIBLE OPTIONS, IN EACH CASE BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON ______________, 2003, BEING NOT LESS THAN 5,678,468 ELIGIBLE OPTIONS. IN ADDITION, THE OFFER IS CONDITIONED UPON THE MERGER AGREEMENT NOT HAVING BEEN TERMINATED BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON _______________, 2003. IN EACH CASE, WE MAY EXTEND THIS DATE AS DESCRIBED IN THIS OFFER TO PURCHASE. THE OFFER IS SUBJECT TO A NUMBER OF OTHER CONDITIONS THAT WE DESCRIBE IN SECTION 8 OF THIS OFFER TO PURCHASE.

         ALTHOUGH OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS. OUR BOARD OF DIRECTORS AND OUR EXECUTIVE OFFICERS ARE ELIGIBLE TO PARTICIPATE IN THE OFFER ON THE SAME BASIS AS ALL OTHER HOLDERS OF ELIGIBLE OPTIONS AND THEY HAVE INDICATED THAT THEY WILL TENDER ALL OF THEIR ELIGIBLE OPTIONS IN THE OFFER.

         You should direct questions about the offer, or requests for assistance or for additional copies of this Offer to Purchase or the election form, to Clayton Homes, by e-mail at optiontender@clayton.net, by telephone at
(865) 380-3207 or by mail to Clayton Homes, Inc., 5000 Clayton Road, Maryville, Tennessee 37804, Attention: Thomas D. Hodges, Secretary.





___________________, 2003

                                   IMPORTANT

         If you elect to tender your eligible options, you must complete and sign the election form accompanying this Offer to Purchase in accordance with its instructions, and deliver it (or a facsimile thereof), together with all other documents required by the election form, to:

                        Clayton Homes, Inc.
                        5000 Clayton Road
                        Maryville, Tennessee  37804
                        Attention:  Thomas D. Hodges, Secretary
                        Facsimile:  (865) 380-3742

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS PURSUANT TO THE OFFER. YOU SHOULD CONSIDER ONLY THE INFORMATION CONTAINED IN THE OFFER OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THE OFFER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

         THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, WHICH WE REFER TO AS THE "SEC" IN THIS OFFER TO PURCHASE, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS



                                                                                                                   PAGE



SUMMARY TERM SHEET..................................................................................................Q-1

    1.          GENERAL QUESTIONS ABOUT THE OFFER...................................................................Q-1
    2.          SPECIFIC QUESTIONS ABOUT ELIGIBILITY TO PARTICIPATE.................................................Q-2
    3.          SPECIFIC QUESTIONS ABOUT TENDERING ELIGIBLE OPTIONS.................................................Q-2
    4.          SPECIFIC QUESTIONS ABOUT THE CASH PAYMENT...........................................................Q-3
    5.          SPECIFIC QUESTIONS ABOUT THE PROCEDURES FOR TENDERING ELIGIBLE OPTIONS..............................Q-4

 THE OFFER............................................................................................................1

    1.          THE OFFER; ELIGIBLE OPTIONS; CASH PAYMENT.............................................................1
    2.          EXPIRATION DATE.......................................................................................2
    3.          MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES................................................2
    4.          SPECIAL FACTORS.......................................................................................2
    5.          PROCEDURES FOR ELECTING TO TENDER ELIGIBLE OPTIONS....................................................6
    6.          WITHDRAWAL RIGHTS.....................................................................................7
    7.          ACCEPTANCE OF TENDERED ELIGIBLE OPTIONS...............................................................8
    8.          CONDITIONS TO THE OFFER...............................................................................8
    9.          EXTENSION OF THE OFFER; TERMINATION; AMENDMENT........................................................9
    10.         PRICE RANGE OF COMMON STOCK UNDERLYING ELIGIBLE OPTIONS; MERGER
                AGREEMENT; STOCKHOLDERS AGREEMENT....................................................................10
    11.         FEES AND EXPENSES; SOURCE AND AMOUNT OF FUNDS........................................................12
    12.         INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS
                CONCERNING OPTIONS AND COMMON STOCK..................................................................13
    13.         ACCOUNTING CONSEQUENCES OF THE OFFER.................................................................14
    14.         LEGAL MATTERS; REGULATORY APPROVALS..................................................................14
    15.         INFORMATION ABOUT US.................................................................................15
    16.         FORWARD-LOOKING STATEMENTS...........................................................................16

                               SUMMARY TERM SHEET

         The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying election form because the information in this summary and in the introduction preceding this summary is not complete and does not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the election form. We have included references to the relevant sections of this Offer to Purchase where you can find a more complete description of the topics in this summary.

1.       GENERAL QUESTIONS ABOUT THE OFFER

         Q:     WHICH OPTIONS ARE ELIGIBLE TO BE TENDERED FOR A CASH PAYMENT?

         A:     We are offering to purchase for a cash payment all outstanding vested and unvested options to purchase shares of our common stock granted under our 1991 Employee Stock Incentive Plan (the "1991 Incentive Plan"), 1994 Directors' Equity Plan (the "1994 Directors' Plan") and 1997 Employee Stock Incentive Plan (the "1997 Incentive Plan") and all outstanding vested options to purchase shares of our common stock granted under our 1996 Outside Directors Equity Plan (the "1996 Directors Plan"). The 1991 Incentive Plan, 1994 Directors' Plan, 1997 Incentive Plan and 1996 Directors Plan are collectively referred to as the "Plans."

         We refer to these stock options in this Offer to Purchase as the "eligible options." As of April 1, 2003, 5,944,718 options were issued and outstanding under the Plans. Of these options, 5,928,468 were eligible options and were held by 1,049 option holders. This offer does not apply to shares of common stock purchased upon the exercise of such options. (Section 1)

         Q:     WHY IS CLAYTON HOMES OFFERING TO PURCHASE THE ELIGIBLE OPTIONS?

         A:     On April 1, 2003, we entered into an Agreement and Plan of
Merger with Berkshire Hathaway Inc. and B Merger Sub Inc., a wholly owned subsidiary of Berkshire Hathaway, pursuant to which B Merger Sub will merge with and into Clayton Homes. In the merger, each issued and outstanding share of our common stock will be cancelled and converted into the right to receive $12.50 in cash.

         Generally, the stock options granted under the Plans do not terminate in the event of a change in control transaction, such as the merger. As a result, the merger agreement requires that we offer to purchase all eligible options in exchange for cash upon the terms and conditions of the offer.

         It is a condition to the closing of the merger that there not be more than (1) 100 holders of eligible options and (2) 250,000 shares of our common stock issuable upon the exercise of outstanding eligible options. We may not be able to complete the merger if this condition is not satisfied. (Section 4)

         Q:     HOW WAS THE AMOUNT OF THE CASH PAYMENT DETERMINED?

         A:     The merger agreement permits us to pay up to $19.5 million for eligible options outstanding as of April 1, 2003 (the date on which we signed the merger agreement). We have allocated that amount among the 5,928,468 eligible options included in the offer using an objective formula that takes into account the option exercise price and the remaining estimated life of the option.

            o For any unvested eligible option, the option holder will receive the value derived by the formula.

            o For any vested eligible option for which the spread (the merger consideration of $12.50 per share minus the exercise price of the eligible option) is less than or equal to the value derived by the formula, the option holder will receive the value derived by the formula.

           o For any vested eligible option for which the spread (the merger consideration of $12.50 per share minus the exercise price of the eligible option) is greater than the value derived by the formula, the option holder will receive the greater amount. (Section 4)

         Q:     HOW WILL THE OFFER WORK?

         A:     In order to accept our offer, you must make a voluntary
election to tender all of your eligible options for the cash payment set forth on a per option basis on page 1. Following our acceptance of your tender of options, we will purchase and cancel the options, and you will have no further rights in the options or under the Plans. (Section 5)

            Q:  ARE THERE ANY CONDITIONS TO THE OFFER?

            A: Yes. The offer is conditioned upon, among other things, (1) at least 949 option holders having exercised or validly tendered and not withdrawn before 5:00 p.m., Eastern Daylight Time, on _____________, 2003, all of their eligible options and (2) the sum of (a) validly tendered and not withdrawn eligible options plus (b) exercised eligible options, in each case before 5:00 p.m., Eastern Daylight Time, on ______________, 2003, being not less than 5,678,468 eligible options. We refer to this condition as the "minimum condition" in this Offer to Purchase. In addition, the offer is conditioned upon the merger agreement not having been terminated before 5:00 p.m., Eastern Daylight Time, on ______________, 2003. In each case, we may extend this date as described in this Offer to Purchase. The offer is also subject to a number of other conditions, including the conditions described in Section 8.

2.      SPECIFIC QUESTIONS ABOUT ELIGIBILITY TO PARTICIPATE

         Q:     WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?

         A:     The offer is open to all option holders who hold eligible
options as of the date of the offer, ___________, 2003, including our board of directors and our executive officers.

3.      SPECIFIC QUESTIONS ABOUT TENDERING ELIGIBLE OPTIONS

         Q:     CAN I TENDER ONLY A PORTION OF MY ELIGIBLE OPTIONS?

         A:     No. You must tender all of your unexercised eligible options to participate in the offer. We will not accept a partial tender of eligible options. (Section 5)

         Q:     IF I HAVE RECEIVED MORE THAN ONE OPTION GRANT, AM I REQUIRED TO
TENDER THE ELIGIBLE OPTIONS SUBJECT TO ALL OF MY GRANTS?

         A:     Yes. If you have unexercised eligible options under more than one option grant, you are required to tender all of the eligible options subject to all of your option grants to participate in the offer. You may not tender the eligible options subject to certain option grants and retain others. (Section 5)

         Q:     MAY I TENDER UNVESTED OPTIONS?

         A:     You may tender options granted under the 1991 Incentive Plan,
1994 Directors' Plan and 1997 Incentive Plan whether or not they have vested. Only options granted under the 1996 Directors Plan that have vested are eligible to be tendered in the offer. Unvested options granted under the 1996 Directors Plan will terminate, in accordance with their terms, at the effective time of the merger. (Section 1)

         Q:     MAY I TENDER OPTIONS THAT I HAVE ALREADY EXERCISED?

         A:     No. This offer only pertains to unexercised eligible options, and does not apply in any way to shares purchased upon the exercise of options. If you have exercised an eligible option in its entirety, that option is no longer outstanding and is therefore not subject to the offer. If you have exercised an eligible option in part, you must tender the remaining portion of the option, as well as any other eligible options you hold, to participate in the offer.

         Q:     WHAT HAPPENS IF I DO NOT TENDER MY ELIGIBLE OPTIONS?

         A:     If you do not tender your eligible options in the offer, you will continue to hold your options on the same terms set forth in the option agreements that currently govern your options. For example, any unvested options you hold will continue to be subject to their current vesting schedule if you do not tender them in the offer. If we complete the merger, Clayton Homes will become a wholly owned subsidiary of Berkshire Hathaway. As a result, our common stock will be delisted from the New York Stock Exchange, which we refer to as the "NYSE" in this Offer to Purchase, and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act" in this Offer to Purchase. Option holders and shareholders will cease to have access to financial and other information about Clayton Homes. As a private company, our common stock will be subject to transfer restrictions that will require a stockholder to offer Clayton Homes and Berkshire Hathaway the right to buy his or her shares of Clayton Homes common stock before such shares can be transferred to any third party (other than the estate or heirs of a stockholder). Neither Berkshire Hathaway nor Clayton Homes will have any obligation, however, to purchase any unexercised options, or any shares of Clayton Homes common stock acquired upon the exercise of any options, from any holders thereof. (Section 4)

         Q:     DOES THE OFFER PREVENT ME FROM EXERCISING MY ELIGIBLE OPTIONS?

         A:     No. You may continue to exercise your eligible options
according to the terms of your existing option agreements, even if you intend to tender eligible options in the offer. To participate in the offer, however, you must tender all of the eligible options that you hold at the time you tender.

         Q:     IF I DO NOT WANT TO TENDER ANY ELIGIBLE OPTIONS, DO I HAVE TO
RETURN THE ELECTION FORM?

         A:     No.

         Q:     IF I PARTICIPATE IN THE OFFER, WHAT HAPPENS TO THE TENDERED
OPTIONS?

         A:     If you choose to participate in the offer and we accept your eligible options for purchase, we will cancel the eligible options that you have tendered.

         Q:     WILL I HAVE TO PAY TAXES IF I TENDER MY ELIGIBLE OPTIONS IN THE
OFFER?

         A:     Yes. If you tender your eligible options, you will recognize ordinary income for United States federal income tax purposes at the time of the cash payment. If you are an employee or received your eligible options as an employee, including any director who is an employee, the cash payments will constitute wage income and will be subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. If you are a non-employee director, the cash payment will be self-employment income. (Section 3)

         We recommend that you consult your own tax advisor to determine the consequences of electing to tender eligible options.

4.      SPECIFIC QUESTIONS ABOUT THE CASH PAYMENT

         Q:     HOW MUCH CASH WILL I RECEIVE FOR TENDERING MY ELIGIBLE OPTIONS?

         A:     Subject to the terms of the offer, we will pay you on a per option basis the dollar amount in cash (which will be reduced by tax withholding), as set forth on a per option basis in the table on page 1 of this Offer to Purchase. In addition, your election form will list each of your outstanding eligible option grants and the cash payment amount offered (subject to withholding) for each option.

         No interest will accrue and no interest will be paid on any portion of the cash amount payable, regardless of when paid.

         Q:     WHEN WILL I RECEIVE MY CASH PAYMENT?

         A:     Subject to the conditions of the offer, we will purchase and cancel the eligible options tendered in response to the offer, and make the cash payment to each participating option holder, promptly after the expiration of the offer, which is currently scheduled to occur at 5:00 p.m., Eastern Daylight Time, on __________________, 2003, but may be extended in our discretion. (Section 7)

         Q:     HOW WILL CLAYTON HOMES OBTAIN THE FUNDS TO MAKE THE CASH
PAYMENT?

         A:     If all eligible options are tendered in the offer and accepted, the total amount of the cash payment payable to participating option holders would be $19.5 million. Clayton Homes intends to fund the cash payment out of available cash. (Section 11)

         Q:     IS THE OFFER SUBJECT TO A CONDITION THAT CLAYTON HOMES OBTAIN
FINANCING?

         A:     No. (Section 8)

5.      SPECIFIC QUESTIONS ABOUT THE PROCEDURES FOR TENDERING ELIGIBLE OPTIONS

         Q:     WHAT IS THE DEADLINE TO TENDER MY ELIGIBLE OPTIONS AND WILL THE
DEADLINE BE EXTENDED?

         A:     The offer expires at 5:00 p.m., Eastern Daylight Time, on
________________, 2003, unless we extend it. We intend that the deadline for the offer will occur shortly before the completion of the merger. To the extent necessary, we will extend the deadline for the offer so that the offer, including the purchase and cancellation of all eligible options that have been properly tendered and not validly withdrawn before the deadline of the offer, is completed shortly before the completion of the merger. If we obtain stockholder approval of the merger agreement at a special meeting of our stockholders, we expect that we will complete the merger shortly thereafter (if the other conditions to the merger have been satisfied or waived at that time).

         Except as explained above, we do not currently intend to extend the deadline for the offer. However, we may, in our sole discretion, extend the deadline at any time. If the deadline is extended, we will provide notice of the extension no later than 9:00 a.m., Eastern Daylight Time, on the next business day following the previously scheduled deadline. (Section 2)

         Q:     HOW DO I TENDER MY ELIGIBLE OPTIONS?

         A:     If you elect to tender your eligible options, you must properly complete and sign the enclosed Election to Tender Options form and ensure that we receive the completed Election to Tender Options form (or facsimile thereof), together with all other documents required by the election form, before 5:00 p.m., Eastern Daylight Time, on _________, 2003. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer. You must return your completed forms to us at the following address or facsimile number:

                Clayton Homes, Inc.
                5000 Clayton Road
                Maryville, Tennessee  37804
                Attention:   Thomas D. Hodges, Secretary
                Facsimile:  (865) 380-3742

         We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, amend and terminate the offer, we currently expect that we will accept all eligible options that are properly and timely tendered and that are not validly withdrawn, promptly after the expiration of the offer. (Section 5)

         Q:     WHAT WILL HAPPEN IF I DO NOT RETURN MY ELECTION FORM BY THE
DEADLINE?

         A:     If you do not return your election form by the deadline, then you will not participate in the offer, and all eligible options you currently hold will remain outstanding at their original exercise prices, vesting schedules and other terms. (Section 2)

         Q:     DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED
ELIGIBLE OPTIONS?

         A:     You may withdraw previously tendered eligible options at any time before the deadline of 5:00 p.m., Eastern Daylight Time, on _________, 2003. If we extend the offer beyond that time, you may withdraw your tendered eligible options at any time until the extended expiration of the offer. You must withdraw all of the eligible options that you have tendered; you may not withdraw only a portion of the eligible options that you have tendered.

         To withdraw tendered eligible options, you must deliver to us a written notice of withdrawal with the required information while you still have the right to withdraw the tendered options. We must receive your written notice of withdrawal before the deadline. Once you have withdrawn your eligible options, you may elect to re-tender your eligible options before the deadline by submitting a new Election to Tender Eligible Options form to Clayton Homes as described above. (Section 6)

         Q:     WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

         A:     If you have questions about the offer, please contact Clayton
Homes by e-mail at optiontender@clayton.net, by telephone at (865) 380-3207 or by mail at Clayton Homes, Inc., 5000 Clayton Road, Maryville, Tennessee 37804,
Attention: Thomas D. Hodges, Secretary.

                                   THE OFFER

1.      THE OFFER; ELIGIBLE OPTIONS; CASH PAYMENT

         We are offering to purchase all outstanding vested and unvested options to purchase shares of our common stock granted under the 1991 Incentive Plan, 1994 Directors' Plan and 1997 Incentive Plan and all outstanding vested options to purchase shares of our common stock granted under the 1996 Directors Plan. In this document, we refer to these options as "eligible options."

         We are making the offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Election to Tender Eligible Options form, which together, as they may be amended from time to time, constitute the "offer."

         We will accept for purchase all eligible options validly tendered and not properly withdrawn on or before the expiration date. All eligible options tendered and accepted for purchase by us pursuant to the offer will be cancelled. The amount of cash that you will receive in exchange for the eligible options that you tender and that are purchased and cancelled by us will be determined as set forth in the table below (which will be reduced by tax withholding) on a per option basis:



                                                               NUMBER OF                    CASH PAYMENT
      GRANT DATE                   EXERCISE PRICE          ELIGIBLE OPTIONS            PER ELIGIBLE OPTION(1)             TOTAL
    -------------                 ----------------        ------------------          ------------------------       --------------

     11/10/93 (vested)               $  7.22                    108,000                   $  5.28                    $ 570,240.00
     11/10/93 (unvested)                7.22                      3,050                      3.70263                    11,293.02
     01/03/94                           7.22                     20,366                      5.28                      107,532.48
     02/09/94                           7.22                     17,471                      5.28                       92,246.88
     11/09/94 (vested)                  7.22                    245,072                      5.28                    1,293,980.16
     11/09/94 (unvested)                7.22                      8,540                      4.20870                    35,942.30
      7/01/94                           7.53                     12,200                      3.72318                    45,422.80
      7/01/93                           7.54                     12,200                      4.96                       60,512.00
      7/02/97                           8.19                    170,283                      4.77769                   813,559.39
     12/08/93                           8.27                      5,953                      4.23                       25,181.19
      5/11/94                           8.29                      5,490                      4.21                       23,112.90
      7/03/00                           8.38                     87,700                      5.36541                   470,546.46
      7/03/95                           8.51                    139,568                      3.82586                   533,967.63
     11/01/00                           9.31                    566,675                      4.14480                 2,348,754.54
     10/27/99                           9.38                    456,100                      3.63089                 1,656,048.93
     11/14/96 (vested)                 10.32                    243,103                      2.18                      529,964.54
     11/14/96 (unvested)               10.32                     14,058                      1.76681                    24,837.81
     10/30/02                          11.19                    778,750                      4.20703                 3,276,244.61
      7/01/97                          11.50                     31,250                      3.6677l                   114,615.94
      7/01/99                          11.88                     68,300                      4.15245                   283,612.34
     11/12/98                          11.90                    738,055                      2.10245                 1,551,723.73
     11/12/97                          12.60                    382,501                      0.83540                   319,541.34
      7/01/96                          12.80                     22,649                      2.86583                    64,908.18
     10/30/01                          13.55                    923,050                      3.30030                 3,046,341.91
     11/08/95                          13.70                    295,334                      2.28863                   675,910.26
      1/01/99                          13.81                    280,000                      1.64012                   459,233.60
      7/01/02                          15.28                    134,500                      4.03075                   542,135.88
      7/02/01                          15.65                     90,500                      3.49858                   316,621.49
      7/01/98                          15.75                     67,750                      3.03030                   205,302.83
               TOTAL                                          5,928,468                                            $19,499,315.14


----------------------

            (1) We will round to the nearest whole cent when making the cash payments.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 949 OPTION HOLDERS HAVING EXERCISED OR VALIDLY TENDERED AND NOT WITHDRAWN BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON _____________, 2003, ALL OF THEIR ELIGIBLE OPTIONS AND (2) THE SUM OF (A) VALIDLY TENDERED AND NOT WITHDRAWN ELIGIBLE OPTIONS PLUS (B) EXERCISED ELIGIBLE OPTIONS, IN EACH CASE BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON ______________, 2003,

BEING NOT LESS THAN 5,678,468 ELIGIBLE OPTIONS. IN ADDITION, THE OFFER IS CONDITIONED UPON THE MERGER AGREEMENT NOT HAVING BEEN TERMINATED BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON _____________, 2003. IN EACH CASE, WE MAY EXTEND THIS DATE AS DESCRIBED IN THIS OFFER TO PURCHASE. THE OFFER IS SUBJECT TO OTHER CONDITIONS THAT WE DESCRIBE IN SECTION 8 OF THIS OFFER TO PURCHASE.

         As of April 1, 2003, 5,944,718 options were issued and outstanding under the Plans. Of these options, 5,928,468 were eligible options and were held by 1,049 option holders.

2.       EXPIRATION DATE

         Upon the terms and subject to the conditions of the offer, we will pay cash for eligible options that are properly tendered and not validly withdrawn by option holders in accordance with Section 5 before the "expiration date." The term "expiration date" means 5:00 p.m., Eastern Daylight Time, on _________, 2003, unless and until we, in our sole discretion, extend the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 9 for a description of our rights to extend, amend and terminate the offer.

3.       MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a general summary of the material United States federal income tax consequences of the purchase and cancellation of eligible options pursuant to the offer. This discussion is based on current law, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible holders. This discussion is limited to option holders who are United States citizens. There may be different tax consequences under certain circumstances, and there may be foreign, state and local tax consequences. You should consult your personal tax advisor with respect to the application of the United States federal income tax laws to your own personal circumstances, and the possible effect of other taxes.

         If you tender your eligible options pursuant to the offer, you will recognize, as ordinary income for United States federal income tax purposes, at the time that we make the cash payment to you, the amount of cash payable for your eligible options. If you are an employee or received your eligible options as an employee, including a director who is an employee, the cash payments will constitute wage income and will be subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. If you are a non-employee director, the cash payment will be self-employment income.

         Similarly, the exercise of your eligible options generally is a taxable event that will require you to recognize, as ordinary income for United States federal income tax purposes, the difference between the shares' fair market value and the option price. You should note, however, that some of the eligible options included in the offer are intended to qualify as incentive stock options. If you hold eligible options that are incentive stock options, no income will be recognized upon your exercise of the eligible option (except that the alternative minimum tax may apply). You will recognize income when you dispose of shares acquired under an incentive stock option. If you dispose of shares acquired under an incentive stock option within two years after the incentive stock option was granted, or within one year after the incentive stock option was exercised (the "statutory holding period"), this is a "disqualifying disposition" and you generally will recognize ordinary income equal to the excess of the fair market value of the shares on the option exercise date (or, if less, the amount realized for the shares) over the option price. If you exercise an eligible option that is an incentive stock option before the merger and the merger occurs, you will have a disqualifying disposition and will recognize ordinary income.

         To the extent that holders of eligible options recognize ordinary income as a result of tendering or exercising their eligible options, Clayton Homes generally will be entitled to a corresponding income tax deduction.

4.       SPECIAL FACTORS

         Purpose of the Offer. On April 1, 2003, we entered into an Agreement and Plan of Merger with Berkshire Hathaway Inc. and B Merger Sub Inc., a wholly owned subsidiary of Berkshire Hathaway, pursuant to which

Clayton Homes will (subject to the terms and conditions set forth in the merger agreement) be merged with and into B Merger Sub. In the merger, each issued and outstanding share of our common stock will be cancelled and converted into the right to receive $12.50 in cash.

         The merger agreement requires that we offer to purchase all eligible options in exchange for cash upon the terms and conditions of the offer. One of the conditions to the obligations of Berkshire Hathaway and B Merger Sub to complete the merger is that, on or prior to the closing date of the merger,

          o the number of holders of our stock options must not be more than 100 and

          o the number of shares of our common stock issuable upon the exercise of our outstanding stock options must not be more than 250,000.

         We may not be able to complete the merger if this condition is not satisfied.

         Background of the Offer. Under the Plans, outstanding eligible options do not automatically terminate (including at any specified price) in the event of a change in control of Clayton Homes, such as the merger with Berkshire Hathaway, nor do unvested eligible options automatically become exercisable in such an event. Moreover, Delaware law does not specifically address the treatment of options in the event of a change of control transaction. Our board of directors recognized that it was not desirable for the option holders or for Berkshire Hathaway that options to acquire shares of our common stock remain outstanding after the merger. After we and Berkshire Hathaway agreed on the consideration of $12.50 per share to be received by our stockholders in the merger, we sought to negotiate with Berkshire Hathaway a means for holders of eligible options to terminate their eligible options in exchange for a cash payment. We were advised by Berkshire Hathaway that when Berkshire Hathaway made its offer to acquire Clayton Homes, it expected that our outstanding options would automatically terminate at the time of the merger in exchange for a cash payment equal (on a per option basis) to the amount, if any, by which the merger consideration of $12.50 per share exceeded the exercise price, or, based on the number of our options outstanding at that time, approximately $9.3 million in the aggregate. In light of the terms of the Plans, Berkshire Hathaway agreed to permit us to offer the cash payments specified (on a per option basis) on page 1 of this Offer to Purchase to purchase and cancel eligible options, which, if all eligible options that were outstanding as of April 1, 2003 are tendered in the offer, would result in an aggregate payment by us of approximately $19.5 million in the offer.

         We retained Standard & Poor's Corporate Value Consulting division to assist us in developing a method for allocating the $19.5 million among the eligible options fairly and consistently and to perform the calculations for each option holder. With Corporate Value Consulting's assistance, we have allocated the $19.5 million among the 5,928,468 eligible options using a formula based on the Black-Scholes option pricing model that takes into account the option exercise price and the remaining estimated life of the option, which was assumed to be six years for options with a five-year vesting schedule and 10 years for options with a 9.5-year cliff vesting schedule.

          o For any unvested eligible option, the option holder will receive the value derived by the formula.

          o For any vested eligible option for which the spread (the merger consideration of $12.50 per share minus the exercise price of the eligible option) is less than or equal to the value derived by the formula, the option holder will receive the value derived by the formula.

          o For any vested eligible option for which the spread (the merger consideration of $12.50 per share minus the exercise price of the eligible option) is greater than the value derived by the formula, the option holder will receive the greater amount.

         The $19.5 million includes:

          o an aggregate of $5.1 million representing the aggregate spread between the exercise price and $12.50 per share of vested options with an exercise price of less than $12.50 per share; and

          o an aggregate of $4.2 million representing the aggregate spread between the exercise price and $12.50 per share of unvested options with an exercise price of less than $12.50 per share.

         To the extent that holders of eligible options recognize ordinary income as a result of tendering or exercising their eligible options, Clayton Homes generally will be entitled to a corresponding income tax deduction.

         Fairness of the Offer. Our board of directors believes that the offer is fair to all holders of eligible options and has unanimously approved the making of the offer. In making its determination about the fairness of the offer, our board of directors considered a number of factors, including the following:

          o the fact that the stock options granted under the Plans do not automatically terminate, nor does their vesting accelerate, in the merger with Berkshire Hathaway;

          o the fact that Berkshire Hathaway would not agree to permit us to expend more than $19.5 million for outstanding eligible options without reducing the merger consideration of $12.50 per share;

          o the fact that the Black-Scholes option pricing model, a frequently used formula for valuing options, was used as the basis for allocating the $19.5 million among all eligible options, including unvested options (other than unvested options granted under the 1996 Directors Plan) and options for which the value derived by the formula is greater than the spread (the merger consideration of $12.50 per share minus the option exercise price);

          o the fact that we retained Corporate Value Consulting to assist us in developing the method for allocating the $19.5 million among the eligible options and in performing the calculations for each option holder;

          o the fact that, although the formula used by Corporate Value Consulting indicated a higher aggregate value for the eligible options than $19.5 million, this formula is an approximation that does not take account of such factors as the illiquidity of employee options and the fact that unvested options are in general subject to termination if the employee's employment is terminated;

          o the fact that the offer is open to all option holders who hold eligible options as of the date of the offer, ___________, 2003, including our board of directors and executive officers;

          o the fact that participation in the offer is voluntary and that option holders could continue to hold their eligible options according to the terms of their existing option agreements following the merger; and

          o the fact that, when the merger is completed, option holders who retained their options would only have the right to acquire shares that (a) would constitute a small minority interest in a controlled subsidiary, (b) would not have a trading market and
                (c) would be subject to significant restrictions on transfer, and that such holders would no longer have access to financial and other information regarding Clayton Homes.

         In light of the factors that our board of directors considered in connection with its evaluation of the fairness of the offer, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors. Rather, our board of directors viewed its position as being based upon the totality of the information presented to and considered by it.

         The offer does not require the approval of any holders of eligible options. We have not retained an unaffiliated representative to act solely on behalf of unaffiliated holders of eligible options, and we have not made any provisions to grant unaffiliated holders of eligible options access to our corporate files or the ability to obtain counsel or appraisal services at our expense. Moreover, we have not retained an unaffiliated representative for the purpose of preparing a report concerning the fairness of the offer. There are no appraisal rights available to holders of eligible options in connection with the offer or the merger.

         ALTHOUGH OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER AND BELIEVES THAT IT IS FAIR TO ALL HOLDERS OF ELIGIBLE OPTIONS, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER TO PURCHASE AND TO CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

         Certain Effects of the Merger. If the merger is completed, Berkshire Hathaway will acquire all of the outstanding shares of our common stock and Clayton Homes will become a wholly owned subsidiary of Berkshire Hathaway. Under the terms of the merger agreement, the directors of B Merger Sub will become the directors of Clayton Homes, the surviving corporation in the merger, and the officers of Clayton Homes immediately before the merger is completed will remain the officers of the surviving corporation after the merger and continue to manage Clayton Homes' operations.

         The certificate of incorporation of Clayton Homes will be amended in connection with the merger to provide for the transfer restrictions described below. The bylaws of Merger Sub, as in effect immediately before the merger, will become the bylaws of the surviving corporation until thereafter amended.

         After consummation of the merger, our common stock will no longer meet the requirements for continued listing on the NYSE or registration under the Exchange Act, and our common stock will be delisted from the NYSE and deregistered under the Exchange Act. Termination of registration under the Exchange Act will result in the provisions of the Exchange Act no longer being applicable to us. We will not be required to furnish to our stockholders or otherwise make public any of our financial results or other information about Clayton Homes. We will no longer file any current or periodic reports with the SEC, including reports on Forms 10-K, 10-Q and 8-K. Moreover, we will no longer be subject to the requirement of furnishing a proxy statement under Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders.

         Certain Effects of the Offer. If you do not tender your eligible options in the offer, you will continue to hold your options on the same terms set forth in the option agreements that currently govern your options, including the current exercise price and vesting schedule that applies to your options. If we complete the merger, Clayton Homes will become a wholly owned subsidiary of Berkshire Hathaway. As a result, our common stock will be delisted from the NYSE, and deregistered under the Exchange Act.

         As is typical in many private companies, our certificate of incorporation will contain transfer restrictions. No stockholder (other than Berkshire Hathaway) will be permitted to sell, transfer, assign, pledge or otherwise encumber his or her shares of our common stock, grant any right to purchase any such shares, or engage in any transaction to reduce the risk of ownership thereof, except that shares of our common stock may be (a) transferred to the estate or heirs of such stockholder upon his or her death, or (b) sold for cash to an unaffiliated third party who has delivered to such stockholder a bona fide offer to purchase such shares, if Clayton Homes and Berkshire Hathaway are first given a right to acquire such shares. This right, commonly known as a "right of first refusal," will operate as follows: A stockholder who has received a bona fide cash offer from an unaffiliated third party purchaser to acquire a specified number of shares must notify Clayton Homes and Berkshire Hathaway of the offer and the number of shares proposed to be acquired by the third party, and must provide Clayton Homes and Berkshire Hathaway with the prior opportunity to acquire these shares at the same cash price and otherwise on the same terms as he or she proposes to sell them to the third party. If neither Clayton Homes nor Berkshire Hathaway elects to acquire the shares on these terms within 30 days following any such notice, the notifying stockholder will have 30 days in which to sell the number of shares specified in his or her notice to the third party at the price specified in the notice, or at any higher price. Following the 30-day period, no sales of shares will be permitted unless a stockholder again complies with the right of first refusal requirements as they would apply to any new offer. Neither Berkshire Hathaway nor Clayton Homes will have any obligation, however, to purchase any unexercised options, or any shares of Clayton Homes common stock acquired upon the exercise of any options, from the holders thereof.

         Berkshire Hathaway may also decide, at one or more points in the future, to cause Clayton Homes to merge with another subsidiary of Berkshire Hathaway. Under Delaware law, Berkshire Hathaway would, as the owner of more than 90% of the outstanding common stock of Clayton Homes, be able to approve such a merger without the affirmative vote of any other Clayton Homes stockholder. Upon such a merger being effected, the shares of Clayton Homes common stock that are owned by any stockholders other than Berkshire Hathaway would be cancelled and such stockholders would be paid the fair market value of their shares in cash. Because the stock options granted under the Plans generally do not terminate in the event of a change in control transaction, such as a merger, any remaining eligible options would continue to be exercisable following the completion of any such merger. Berkshire Hathaway may decide to effect such a merger after all outstanding options have been exercised (or have expired or been terminated) to eliminate any minority ownership in Clayton Homes.

         Other Transactions. Except as described in this Offer to Purchase or as provided in the merger agreement, we currently have no plans, proposals or negotiations that relate to or would result in:

          o an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

          o a purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets that would be material to us and our subsidiaries taken as a whole;

          o a material change in our present dividend rate or policy, or in our indebtedness or capitalization;

          o any class of our equity securities being delisted from the NYSE or ceasing to be authorized to be quoted in an automated quotations systems operated by a national securities association;

          o any class of our equity securities becoming eligible for termination of registration under the Exchange Act;

          o a suspension of our obligation to file reports under the Exchange Act;

          o     a change in our present board of directors or management;

          o a material change in our corporate structure or business, an acquisition or disposition by any person of our securities; or

          o a change in our certificate of incorporation, bylaws or other governing documents or an action that could impede the acquisition of control of Clayton Homes.

5.       PROCEDURES FOR ELECTING TO TENDER ELIGIBLE OPTIONS

         Proper Tender of Eligible Options. To tender validly your eligible options pursuant to the offer, you must properly complete, sign and deliver to us the enclosed Election to Tender Eligible Options form (or facsimile thereof), together with all other documents required by the election form. We must receive all of the required documents before the expiration date at the following address or facsimile number:

         Clayton Homes, Inc.
         5000 Clayton Road
         Maryville, Tennessee  37804
         Attention:  Thomas D. Hodges, Secretary
         Facsimile:  (865) 380-3742

         You are not required to participate in the offer. However, you must tender all of your eligible options to participate in the offer. If you tender less than all of your eligible options, your tender will be automatically rejected.

         THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING THE ELECTION FORM, IS THE CHOICE AND RISK OF THE ELECTING OPTION HOLDER. OPTIONS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY US. IF DELIVERY IS BY MAIL, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

         No interest will accrue and no interest will be paid on the cash amount payable to you, regardless of any extension of the offer or any delay in making payment.

         Determination of Validity; Rejection of Tenders; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any election to tender eligible options. Our determination of these matters will be final and binding upon all persons.

         We reserve the absolute right to reject any or all elections to tender eligible options that we determine do not comply with the conditions of the offer, that we determine are not in appropriate form or that we determine are unlawful to accept. We will reject all elections to tender eligible options that do not elect to tender all eligible options held by the option holder. Otherwise, we will accept for purchase and cancellation all eligible options that have been properly and timely tendered and that are not validly withdrawn.

         We also reserve the absolute right to waive any of the conditions to the offer or any defect or irregularity in any election with respect to any particular eligible options or any particular option holder. No election to tender eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

         Our Acceptance Constitutes an Agreement. Your election to tender eligible options for cash pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of the eligible options that you have elected to tender pursuant to the offer will constitute a binding agreement between you and Clayton Homes upon the terms and subject to the conditions of the offer. Subject to our rights to extend, amend and terminate the offer, we currently expect that we will accept for purchase and cancellation promptly after the expiration of the offer all options that have been properly tendered and have not validly withdrawn.

6.       WITHDRAWAL RIGHTS

         You may only withdraw the eligible options that you have tendered in accordance with the provisions of this Section 6.

         You may withdraw the eligible options that you have tendered at any time before 5:00 p.m., Eastern Daylight Time, on _________, 2003. If we extend the offer beyond that time, you may withdraw your eligible options at any time until the extended expiration of the offer. In addition, unless we accept the eligible options that you have tendered before 12:00 midnight, Eastern Daylight Time, on __________, 2003, you may withdraw your eligible options after that date until they are accepted.

         To withdraw validly the eligible options that you have tendered, you must deliver to us at the following address or facsimile number a written notice of withdrawal (or facsimile thereof) with the required information, while you still have the right to withdraw your eligible options:

         Clayton Homes, Inc.
         5000 Clayton Road
         Maryville, Tennessee  37804
         Attention:  Thomas D. Hodges, Secretary
         Facsimile:  (865) 380-3742

         The notice of withdrawal must specify your name and your election to withdraw your tendered eligible options. You must withdraw all of the eligible options that you have tendered; you may not withdraw only a portion of the eligible options that you have tendered. Any notice of withdrawal of a portion of your eligible options will be deemed to be a notice of withdrawal of all of your eligible options.

         You may not rescind any withdrawal. Following our receipt of a valid notice of withdrawal from you, all of your eligible options will thereafter be deemed not properly tendered for purposes of the offer, unless you properly elect to re-tender your eligible options before the expiration date by submitting a new Election to Tender Eligible Options form to Clayton Homes at the above address or facsimile number.

         Neither Clayton Homes nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal or re-tender, nor will anyone incur any liability for failure to give any such notice. We will make determinations, in our sole discretion, on all questions as to the form and validity, including time of receipt, of notices of withdrawal or re-tender. Our determination of these matters will be final and binding upon all persons.

7.       ACCEPTANCE OF TENDERED ELIGIBLE OPTIONS

         Upon the terms and subject to the conditions of the offer, and promptly following the expiration date, we will accept for purchase and cancellation all eligible options that have been properly tendered and not validly withdrawn before the expiration date. We will give you a written notice of our acceptance of your tendered options.

         For purposes of the offer, we will be deemed to have accepted eligible options that are validly tendered and not properly withdrawn as, if and when we give written notice to option holders of our acceptance of such options. Subject to our rights to extend, amend and terminate the offer, we currently expect that we will accept for purchase and cancellation promptly after the expiration of the offer all eligible options that have been properly tendered and not validly withdrawn before the expiration date.

8.       CONDITIONS TO THE OFFER

         Notwithstanding any other provision of the offer, we will not be required to accept for purchase and cancellation, or make any payment with respect to, any tendered eligible options, and we may terminate or amend the offer, or extend our acceptance of any tendered options, in each case subject to Rule 13e-4(f) under the Exchange Act, if (1) the minimum condition has not been satisfied by the expiration date or (2) at any time before the expiration date, any of the following events has occurred, or has been determined by us to have occurred:

          o the merger agreement shall have been terminated in accordance with its terms (as explained in Section 10);

          o there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the eligible options tendered pursuant to the offer, or otherwise relates in any manner to the offer; or

          o there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our and Berkshire Hathaway's reasonable judgment, would or might directly or indirectly:

                (a) make the acceptance of tendered eligible options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relate in any manner to the offer;

                (b) delay or restrict our ability, or render us unable, to accept for payment or make payment for some or all of the tendered eligible options; or

                (c) materially impair the contemplated benefits of the offer to us and Berkshire Hathaway.

         The conditions to the offer are for our benefit and the benefit of Berkshire Hathaway. We will assert them, unless we determine in our sole discretion not to and Berkshire Hathaway approves of our determination, regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, if we determine in our sole discretion to do so and Berkshire

Hathaway approves our determination, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 8 will be final and binding upon all persons to whom the offer is made. All conditions to the offer, other than necessary governmental approvals, must be satisfied or waived before the expiration date.

9.       EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

         We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which our offer is open and to delay acceptance for purchase and cancellation of, and payment for, any eligible options by giving oral or written notice of such extension to holders of eligible options. We also reserve the right, in our sole discretion, to terminate the offer and not accept for purchase and cancellation or pay for any eligible options not previously accepted for purchase and cancellation or paid for or, subject to applicable law, to postpone payment for eligible options if any conditions to the offer fail to be satisfied by giving oral or written notice of such termination or postponement to holders of eligible options. Our reservation of the right to delay acceptance for payment, and to delay payment for, shares that we have accepted for purchase and cancellation, is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the eligible options tendered promptly after termination or withdrawal of the offer.

         Subject to compliance with applicable law, we further reserve the right, if we determine in our sole discretion to do so and Berkshire Hathaway approves our determination, and regardless of whether or not any of the events or conditions described in Section 8 have occurred or are deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of eligible options or by decreasing the number of eligible options being sought in the offer. Amendments to our offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced expiration date.

         Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire, Dow Jones News Service or another comparable news service.

         If we materially change the terms of the offer or the information concerning the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If we undertake to

          o increase or decrease prices to be paid for the eligible options or

          o decrease the number of eligible options being sought in the offer and the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 9, then the offer will be extended until the expiration of such period of 10 business days.

         For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

         We do not currently intend to extend the expiration date. However, we will extend the expiration date to the extent necessary so that the offer, including the purchase and cancellation of all eligible options that have been properly tendered and not validly withdrawn before the expiration date, is completed shortly before the completion of the merger. If we obtain stockholder approval of the merger agreement at a special meeting of our stockholders, we expect that we will complete the merger shortly thereafter (if the other conditions to the merger have been satisfied or waived at that time).

10. PRICE RANGE OF COMMON STOCK UNDERLYING ELIGIBLE OPTIONS; MERGER AGREEMENT; STOCKHOLDERS AGREEMENT.

         Our options are not listed on a national securities exchange or an automated quotations system; however, the common stock issuable upon exercise of the eligible options is listed and principally traded on the NYSE under the symbol "CMH." The following table shows, for the periods indicated, the high and low sale prices per share of our common stock underlying the eligible options, as reported by the NYSE:


                                                                                                      HIGH              LOW
                                                                                                      ----              ---
Fiscal Year Ended June 30, 2001
         Quarter ended September 30, 2000...........................................                 $10.00            $ 8.00
         Quarter ended December 31, 2000............................................                  13.06              8.31
         Quarter ended March 31, 2001...............................................                  14.50             11.69
         Quarter ended June 30, 2001................................................                  16.25             11.25

Fiscal Year Ended June 30, 2002
         Quarter ended September 30, 2001...........................................                 $16.55            $10.00
         Quarter ended December 31, 2001............................................                  17.62             12.16
         Quarter ended March 31, 2002...............................................                  17.25             13.85
         Quarter ended June 30, 2002................................................                  19.60             14.65

Fiscal Year Ended June 30, 2003
         Quarter ended September 30, 2002...........................................                 $15.80            $10.52
         Quarter ended December 31, 2002............................................                  14.00              9.23
         Quarter ended March 31, 2003...............................................                  13.00             10.01
         Quarter ended June 30, 2003 (through _____, 2003)..........................


         On ____________, 2003, the last full trading day before the making of the offer, the closing price of our common stock underlying the eligible options, as reported by the NYSE, was $______ per share. On April 1, 2003, the last full trading day before the merger was announced, the closing price of our common stock underlying the eligible options, as reported by the NYSE, was $11.13 per share. You are urged to obtain current market prices for our common stock.

         Merger Agreement. On April 1, 2003, we entered into an Agreement and Plan of Merger with Berkshire Hathaway Inc. and B Merger Sub Inc., a wholly owned subsidiary of Berkshire Hathaway. Under and subject to the terms and conditions of the merger agreement, B Merger Sub will merge with and into Clayton Homes with Clayton Homes as the surviving corporation in the merger. Upon the completion of the merger, each issued and outstanding share of our common stock will automatically be cancelled and cease to exist and will be converted into the right to receive $12.50 in cash, without interest, per share. As explained above, if you do not tender your eligible options, your eligible options will continue to permit you to purchase shares of our common stock following the merger on their current terms. As a result of the merger, we will cease to be an independent, publicly traded company and will become a wholly owned subsidiary of Berkshire Hathaway.

         The completion of the merger depends on the satisfaction or waiver of a number of conditions, including the following:

          o the merger agreement must have been adopted by the affirmative vote of the holders of a majority of all outstanding shares of our common stock;

          o     no legal prohibition to the merger may be in effect;

          o the number of holders of eligible options must not be more than 100 and the number of shares of our common stock issuable upon the exercise of outstanding eligible options must not be more than 250,000 shares, following the completion of the offer;

          o all governmental consents, orders and approvals required for the completion of the merger must be obtained and be in effect, or applicable waiting periods must have terminated or expired;

          o our and Berkshire Hathaway's respective representations and warranties in the merger agreement must be true and correct in all material respects; and

          o Clayton Homes and Berkshire Hathaway must have performed all material obligations that each is required to perform under the merger agreement.

         The merger agreement may be terminated at any time before the completion of the merger, whether before or after our stockholders have adopted the merger agreement:

          o     by mutual consent of Clayton Homes and Berkshire Hathaway;

          o     by either Clayton Homes or Berkshire Hathaway, if:

                o any final, non-appealable governmental order, decree, ruling or other action prohibits the completion of the merger, except that the party seeking to terminate (with certain limitations in the case of Berkshire Hathaway) must have used all reasonable efforts to challenge that order, decree, ruling or other action; or

                o the merger is not completed on or before the outside date of August 30, 2003, subject to certain exceptions; or

          o     by Berkshire Hathaway, if:

                o      our stockholders fail to adopt the merger agreement;

                o our board of directors withdraws or modifies, or proposed to withdraw or modify, in a manner adverse to Berkshire Hathaway its recommendation for adoption of the merger agreement, or fails to reconfirm its recommendation within three business days after a written request to do so, or recommends, or proposed to recommend, to our stockholders any takeover proposal by a third party; or

                o we have breached any of our representations or warranties qualified by materiality in any respect or those not qualified by materially in any material respect or any of our material obligations under the merger agreement where that breach cannot be cured within 15 business days after Berkshire delivers written notice of the breach; or

          o     by Clayton Homes, if:

                o      our stockholders fail to adopt the merger agreement;

                o we concurrently enter into a definitive agreement providing for a superior acquisition proposal, provided that we have complied with our obligations under the merger agreement and provided that we have paid to Berkshire Hathaway the $35 million termination fee and the out-of-pocket expenses of Berkshire Hathaway and Merger Sub not to exceed $1 million; or

                o Berkshire Hathaway has breached any of its representations or warranties qualified by materiality in any respect or those not qualified by materiality in any material respect or any of its material obligations under the merger agreement where the breach cannot be cured within 15 business days after we deliver written notice of the breach.

         In certain circumstances, our board of directors has the right to terminate the merger agreement in connection with the receipt of a superior acquisition proposal. In that event, and in certain other specified circumstances, the merger agreement provides that upon termination we must pay to Berkshire Hathaway a termination fee of $35 million and the out-of-pocket expenses of Berkshire Hathaway and Merger Sub not to exceed $1 million.

         Before entering into the merger agreement, we had expected, in the ordinary course of business, to enter into certain financing transactions in the next 12 months to provide us with an aggregate of approximately $1.875 billion to meet our ongoing capital requirements. Pending the closing of the merger, Berkshire Hathaway has agreed that, to the extent it will not permit us to use third-party financing sources, Berkshire Hathaway will, or will cause one or more of its subsidiaries to, enter into agreements with us or one or more of our subsidiaries on specified dates that will provide certain financing needed by us through (1) the acquisition of certain securitizable contracts by Berkshire Hathaway or one of its subsidiaries, and (2) borrowings by us or one or more of our subsidiaries. We expect that financing provided by Berkshire Hathaway would otherwise have been obtained by us on similar terms through market transactions. A termination of the merger agreement under certain circumstances, including in connection with another takeover proposal, or a breach of the merger agreement by Clayton Homes, will generally relieve Berkshire Hathaway of any obligation to provide any such financing unless an agreement with respect to such financing is already in place.

         The description above does not purport to be a complete description of the merger agreement and it is qualified in all respects by reference to the merger agreement, which is filed as an exhibit to the Current Report on Form 8-K, filed with the SEC on April 2, 2003. This Form 8-K, including the exhibits thereto, is incorporated by reference into this Offer to Purchase.

         Stockholders Agreement. In connection with the merger, Berkshire Hathaway, B Merger Sub and James L. Clayton, chairman of our board of directors, and the Clayton Family Foundation have entered into a stockholders agreement that obligates Mr. Clayton and the Clayton Family Foundation to vote their shares, among other things, in favor of the merger and, if directed by Berkshire Hathaway, against any competing takeover proposal (as defined in the merger agreement) or other proposals that could adversely affect the consummation of the merger. The stockholders that are party to the stockholders agreement own 37,663,862 shares of our common stock representing approximately 28% of the total votes entitled to be cast at the special meeting. The stockholders agreement will terminate upon the earlier to occur of (a) the completion of the merger, (b) the termination of the merger agreement, (c) an amendment of the merger agreement reducing the merger consideration or changing the form of merger consideration to other than cash, and (d) December 31, 2003. However, in the event of a termination of the merger agreement relating to a takeover proposal received or publicly disseminated after May 9, 2003, these stockholders will remain subject to the terms of the stockholders agreement for a twelve-month period following the date of such termination.

         The description above does not purport to be a complete description of the stockholders agreement and it is qualified in all respects by reference to the stockholders agreement, which is filed as an exhibit to the Current Report on Form 8-K, filed with the SEC on April 2, 2003.

11.      FEES AND EXPENSES; SOURCE AND AMOUNT OF FUNDS

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to the offer. We will pay all of the fees and expenses related to the offer, which we estimate to be approximately as follows:


       SEC Filing Fees....................................    $      1,577
       Legal Fees and Expenses............................          35,000
       Consulting Fees and Expenses.......................           5,200
       Printing and Mailing Costs.........................          10,000
       Miscellaneous......................................          10,000
            Total.........................................    $     61,777

         Assuming all eligible options are tendered and accepted, we will need a maximum of $19.5 million to make the cash payment. We anticipate using available cash to pay these costs.

12. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS CONCERNING OPTIONS AND COMMON STOCK.

         Interests of Directors and Executive Officers. The following table sets forth information as of March 31, 2003, concerning eligible options beneficially owned by each of our directors, each of our executive officers and all of our directors and executive officers as a group.


                                                                     NUMBER OF
    NAME OF                                                       ELIGIBLE OPTIONS                               PERCENT OF
BENEFICIAL OWNER                                                BENEFICIALLY OWNED                           ELIGIBLE OPTIONS
----------------                                                ------------------                           ----------------
James L. Clayton                                                        312,302                                   5.27%
B. Joe Clayton                                                            9,404                                     *
Kevin T. Clayton                                                        501,179                                   8.45%
Dan W. Evins                                                              9,404                                     *
Steven G. Davis                                                               0                                    --
Wilma H. Jordan                                                          31,377                                     *
John J. Kalec                                                           120,000                                   2.02%
Thomas N. McAdams                                                         8,450                                     *
C. Warren Neel                                                           39,920                                     *
David M. Booth                                                          531,694                                   8.97%
Richard D. Strachan                                                     345,938                                   5.84%
Walter A. Morgan                                                        102,500                                   1.73%
All directors and executive officers as a group (12
    persons)                                                          2,012,168                                   33.94%

--------
*Less than 1%

         Our directors and executive officers are eligible to participate in the offer and they have indicated that they will tender all of their eligible options in the offer. Excluding eligible options that are vested and for which the spread (the merger consideration of $12.50 per share minus the exercise price of the eligible option) is greater than the value derived by the formula, the value of the offer to purchase and cancel outstanding options for each of our directors and executive officers is as follows:


            James L. Clayton                                $   489,969
            B. Joe Clayton                                  $    12,111
            Kevin T. Clayton                                $ 1,162,738
            Steven G. Davis                                 $         0
            Dan W. Evins                                    $    12,111
            Wilma H. Jordan                                 $    12,111
            Thomas N. McAdams                               $    11,820
            C. Warren Neel                                  $    12,111
            David M. Booth                                  $ 1,162,738
            Richard D. Strachan                             $   959,274
            John J. Kalec                                   $   432,305
            Walter A. Morgan                                $   359,069

         For each of our directors and executive officers, the value of eligible options that are vested and for which the spread (the merger consideration of $12.50 per share minus the exercise price of the eligible option) is greater than the value derived by the formula is as follows:



            James L. Clayton                                $ 214,075
            B. Joe Clayton                                  $  16,290
            Kevin T. Clayton                                $ 358,194
            Steven G. Davis                                 $       0
            Dan W. Evins                                    $  16,290
            Wilma H. Jordan                                 $ 132,325
            Thomas N. McAdams                               $       0
            C. Warren Neel                                  $ 177,439
            David M. Booth                                  $ 519,338
            Richard D. Strachan                             $       0
            John J. Kalec                                   $       0
            Walter A. Morgan                                $       0

         Transactions and Arrangements Concerning Securities. Except for the issuance of shares of our common stock on March 31, 2003 under our 401(k) plan, to the best of our knowledge, there have been no transactions that Clayton Homes, our directors or executive officers or the affiliates of any of our directors or executive officers engaged in that involved options to purchase Clayton Homes common stock or involved a purchase or sale of Clayton Homes common stock during the 60 days prior to the date of the offer.

         Except as otherwise described in this Offer to Purchase, and except for customary margin accounts maintained at a broker by some of our directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

13.      ACCOUNTING CONSEQUENCES OF THE OFFER

         We will recognize a compensation expense in the amount of the cash payments made with respect to eligible options that are purchased and cancelled pursuant to the offer as of the date of such purchase and cancellation.

14.      LEGAL MATTERS; REGULATORY APPROVALS

         We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our purchase and cancellation of eligible options as contemplated by the offer. Except for the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the merger, we are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required before the purchase and cancellation of eligible options as contemplated by the offer, or to enable us to take these actions. We and Berkshire Hathaway filed notification and report forms under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice on April 24, 2003 and each party received early termination with respect to those filings on May 5, 2003. Notwithstanding the early termination of the waiting period under the Hart-Scott-Rodino Act, at any time before or after the effective time of the merger, the Federal Trade Commission or the Antitrust Division could take action under the antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to rescind the merger or to approve the merger conditionally upon the divestiture of substantial assets of Clayton Homes or Berkshire Hathaway. Under the terms of the merger agreement, Berkshire Hathaway is not required to divest, hold separate or otherwise dispose of any portion of its businesses or assets. In addition, Clayton Homes may not take any of these actions without obtaining the prior written consent of Berkshire Hathaway. We cannot assure you that any such action, if needed, would be taken or that the merger agreement would not be terminated as a result of the failure to take such action. Our obligation to accept for purchase and cancellation and pay for tendered eligible options under the offer is subject to the conditions described in
Section 8.

15.      INFORMATION ABOUT US

         General. Clayton Homes is a vertically integrated manufactured housing company that produces, sells, finances and insures primarily low to medium-priced manufactured homes. Our 20 manufacturing plants produce homes that are marketed in 33 states through 296 company-owned stores, 610 independent retailers and 85 manufactured housing communities. We offer installment financing and insurance products to our home buyers and those buying from selected independent retailers. This financing is provided through our wholly-owned finance subsidiary, Vanderbilt Mortgage and Finance, Inc. We act as agent, and earn commissions and reinsure risks on physical damage, family protection and home buyer protection insurance policies issued by a non-related insurance company in connection with our home sales. We also develop, own and manage manufactured housing communities.

         We are a Delaware corporation whose predecessor was incorporated in 1968 in Tennessee. Our principal executive offices are located at 5000 Clayton Road, Maryville, Tennessee 37804 and our telephone number is (865) 380-3000.

         Unless the context indicates otherwise, references in this Offer to Purchase to "we," "us," "our" or "Clayton Homes" are to Clayton Homes and its consolidated subsidiaries.

         Additional Information. We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with such laws, we file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer.

         The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. For more information about the operation of the SEC's Public Reference Room, contact the SEC at 800-SEC-0330. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. These reports, statements and other information concerning us can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         Incorporation by Reference. The rules of the SEC allow us to "incorporate by reference" information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.


SEC FILINGS (FILE NO. 001-08824)                                         PERIOD OR DATE FILED
--------------------------------                                         --------------------
Annual Report on Form 10-K.........................................      Year ended June 30, 2002
Quarterly Reports on Form 10-Q.....................................      Quarters ended September 30, 2002, December 31, 2002
                                                                            and March 31, 2003
Current Reports on Form 8-K........................................      Filed February 14, 2003, February 19, 2003, February 21,
                                                                            2003, February 24, 2003, March 4, 2003, March 13,
                                                                            2003, March 14, 2003, April 2, 2003, April 17, 2003
                                                                            and May 9, 2003
Proxy Statement for 2002 Annual
     Stockholders Meeting..........................................      Filed September 25, 2002



         We incorporate by reference the documents above.

         You can obtain any of the documents incorporated by reference in this Offer to Purchase from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at Clayton Homes, Inc., 5000 Clayton Road, Maryville, Tennessee 37804, Attention: Thomas
D. Hodges, Secretary, telephone: (865) 380-3000. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC's website. Such documents may also be inspected at the locations described above.

         The information about us contained in this Offer to Purchase should be read together with the information contained in the documents to which we have referred you.

16.      FORWARD-LOOKING STATEMENTS

         The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. These statements may be made directly in this Offer to Purchase referring to us, and they may also be made a part of this Offer to Purchase by reference to other documents filed by us with the SEC.

         Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "objective," "strategy," "goal" and words and terms of similar substance used in connection with any discussion of the offer, future operating or financial performance, or the acquisition of us by Berkshire Hathaway, identify forward-looking statements. Our forward-looking statements are based on the management's current views about future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following risks related to our business, the offer, and the merger, among others, could cause or contribute to actual results differing materially from those described in the forward-looking statements:

               o potential periodic inventory adjustments by both captive and independent retailers;

               o    availability of wholesale and retail financing;

               o general or seasonal weather conditions affecting sales and revenues;

               o    catastrophic events impacting insurance costs;

               o    cost of labor;

               o    cost of raw materials;

               o industry consolidation trends creating fewer, but stronger, competitors capable of sustaining competitive pricing pressures;

               o ability to anticipate and meet consumer preferences, maintain successful marketing programs, continue manufacturing output, keep a strong cost management oversight, and achieve stable results from our securitization activities;

               o    prevailing interest rates;

               o    government monetary policy;

               o    stable regulation of manufacturing standards;

               o    consumer confidence;

               o    favorable trade policies;

               o    quality of management;

               o    general economic, business and financial market conditions;

               o the ability to satisfy the conditions to closing set forth in the merger agreement; and

               o    other factors described in our filings with the SEC.

         We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this Offer to Purchase or the date of the document incorporated by reference in this Offer to Purchase. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

         For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the quarterly reports on Form 10-Q and the annual reports on Form 10-K that we have filed with the SEC as described under "Information About Us." All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS PURSUANT TO THE OFFER. YOU SHOULD CONSIDER ONLY THE INFORMATION CONTAINED IN THE OFFER OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THE OFFER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.


                                      CLAYTON HOMES, INC.




________________________, 2003